EXHIBIT 99.1

July 19, 2012

Immediate Report - Debentures Downgrading by Midroog

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate notification is hereby provided that on July 19, 2012, the Company received a notice from the Israeli rating agency, Midroog Ltd. ("Midroog") which rates the Company's Debentures (Series 5, 6, 7, 8), regarding the downgrading of the Company's Debentures (Series 5, 6, 7, 8) from Aa1/Negative Outlook to Aa2/Stable Outlook.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.